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                                                                       EXHIBIT 8



                              January 4, 2000



MSFG, Inc.
Attn: Thomas P. Sharkey
14 Commerce Drive
Cranford, New Jersey 07016

Re:  Summit Bancorp/MSFG, Inc. Merger

Dear Mr. Sharkey:

     MSFG, Inc. has requested that our firm express an opinion as to the federal income tax consequences arising from a planned merger of a wholly-owned subsidiary ("Acquisitionco") of Summit Bancorp. into MSFG, Inc. ("MSFG"), with MSFG as the surviving entity. Our opinion is based upon an examination of the Agreement and Plan of Reorganization ("Merger Agreement") furnished to us, an Escrow Agreement ("Escrow Agreement") between Summit Bancorp. and Manchester Trust Bank, and various employment agreements between MSFG and certain individuals. Our opinion is based upon the status of the law as of the date of this letter. Any alteration or changes in the Agreement, Escrow Agreement or employment agreements could change the opinions expressed herein.

Conclusions: The merger of Acquisitionco into MSFG whereby the MSFG stockholders existing immediately prior to the merger will receive only voting stock of Summit Bancorp. will be wholly free of federal income taxes to MSFG and to the exchanging MSFG shareholders. Such transaction will qualify under Internal Revenue Code ("IRC") (S)(S)368(a)(1)(A) and 368(a)(2)(E). Each MSFG shareholder will have a tax basis in his Summit Bancorp. stock received equal to his tax basis in his MSFG stock that is exchanged, and will include the period that he held the MSFG stock in determining his holding period for his Summit Bancorp. stock.

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Facts:  The Merger Agreement provides that Summit Bancorp. shall establish a wholly-owned subsidiary, "Acquisitionco." At the effective time of the merger ("Effective Time"), Acquisitionco shall be merged into MSFG under New Jersey law and MSFG shall be the surviving corporation. At the Effective Time, each of the outstanding shares of MSFG stock shall be converted to voting common stock of Summit Bancorp. Each MSFG shareholder shall receive an amount of voting stock in Summit Bancorp. based upon a conversion ratio stated in the Merger Agreement. As to each stockholder of MSFG, 85% of the stock to be received by such stockholder shall be delivered to that stockholder, 12% of the Summit Bancorp. stock to be received by the Principal Shareholders (as that term is defined in the Merger Agreement) shall be deposited with Manchester Trust Bank as escrow agent pursuant to the Escrow Agreement, and Summit Bancorp. will hold back the balance of such Summit Bancorp. stock to be received. The Summit Bancorp. stock that is held back shall be used to pay any "shortfall" as defined in section 5.07(b) of the Merger Agreement. Payments made from the Escrow account are to be made for certain breaches under Section 5.09 of the Merger Agreement, and to the extent that the stock held back is insufficient to cover a shortfall, stock in the Escrow Account can be used to satisfy the shortfall. Payments made from either the hold back amount or Escrow account shall be valued at the fair market value at the time transferred back to Summit Bancorp. Thus, increases and decreases from the Effective Time shall accrue to the benefit or burden of the MSFG shareholders.

Law and Analysis: IRC (S)1001 generally provides that gain or loss shall be recognized upon the sale or exchange of property. IRC (S)354(a) provides an exception to the general rule embodied in IRC (S)1001, and provides that no gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in another corporation a party to the reorganization. IRC (S)368(a)(1)(A) provides that a reorganization includes a statutory merger. IRC (S)368(a)(2)(E) provides that a transaction otherwise qualifying under IRC
(S)368(a)(1)(A) will not be disqualified by reason of the fact that stock of a corporation in control of the merged corporation is used in the transaction if after the transaction the surviving corporation holds substantially all of its properties and all the properties of the merged corporation, and in the transaction, former shareholders of the surviving corporation exchanged for an amount of voting stock in the controlling corporation, an amount of stock constituting control of such corporation. IRC (S)368(c) defines control as 80% of the voting power of all classes of stock entitled to vote and 80% of all other classes of stock. IRC (S)368(b) defines a "party to a reorganization" to include in the case of a reorganization qualifying under IRC (S)368(a)(1)(A) by reason of IRC (S)368(a)(2)(E) both corporations and the corporation controlling the


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merged corporation.  IRC (S)358(a) provides that an exchanging stockholder's basis in the stock that he receives is equal to the basis of the stock surrendered, reduced by any money or the fair market value of the other property received, increased by any gain recognized on the transaction. IRC (S)1223(1) provides that an exchanging shareholder's holding period for the stock received in the exchange will include the period for which he held the stock exchanged if the stock received has a basis in whole or in part determined by reference to the basis of the stock surrendered.

     We conclude that based upon the facts as presented, as applied to the law enumerated above, the proposed transaction:

     1. Will qualify as a reorganization under IRC (S)368(a)(1)(A) as a statutory merger by reason of IRC (S)368(a)(2)(E);

     2. The MSFG shareholders whose stock is converted/exchanged in the merger to stock of Summit Bancorp. shall receive such stock free of federal income taxes;

     3. The basis of the Summit Bancorp. stock received by the respective MSFG shareholders in the transaction shall have a basis equal to the basis of their MSFG stock converted/exchanged;

     4. The holding period for the Summit Bancorp. stock received by an MSFG shareholder shall include the period that the MSFG stock converted/exchanged was held by the MSFG shareholder.

     5. To the extent that either Summit Bancorp. stock retained by Summit Bancorp or held in Escrow under the Escrow Agreement is utilized to satisfy the shortfall in Section 5.07 or the indemnification requirement in Section 5.09, such stock shall be treated as sold under IRC (S)1001 by the respective shareholder of MSFG and gain or loss will be recognized between the fair market value of the stock on the date transferred to Summit Bancorp. and the shareholder's basis for those shares. For purposes of the stock retained by Summit Bancorp., such stock will be considered "transferred" when the stockholder's rights to the stock are extinguished.

     Please contact us after you have had an opportunity to review this opinion letter if you have any additional questions or comments.

                                       Very truly yours,


                                       /s/ Charles Edward Falk
                                       Charles Edward Falk, CPA
                                       For the Firm



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